Exhibit 99.2

January 16, 2025 Private and Confidential Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Dear Sirs/Mesdames: R E : XORTX T HERAPEUTICS I NC . ( THE “C OMPANY ”) C HANGE OF A UDITOR We are writing in accordance with Section 4.11(5)(a) of National Instrument 51 - 102 Continuous Disclosure Obligations (“NI 51 - 102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated January 16, 2025 and that based on our current knowledge we are in agreement with the information contained in such Notice. Yours very truly, Chartered Professional Accountants